Exhibit 99.3

COPERNIC INC.
360 Franquet Street, Suite 60
Quebec, Quebec  G1P 4N3

PROXY SOLICITED FROM SHAREHOLDERS BY AND ON BEHALF OF MANAGEMENT

The undersigned, holder of common shares of COPERNIC INC. (the “Company”) hereby appoints David Goldman, Chairman of the Company or, failing him, Jean-Rock Fournier, Chief Financial Officer and Vice President Finance of the Company, or failing him, Marc Ferland, President and Chief Executive Officer of the Company or instead of any of the foregoing ___________________________________________ as proxy of the undersigned to attend, vote and otherwise act on behalf of the undersigned at the Special Meeting of the Shareholders of the Company (the “Meeting”) to be held on September 11, 2009 and at any adjournment(s) or postponement(s) thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournment(s) or postponement(s) and, without limiting the generality of the foregoing, hereby grants authority as set forth below.

The shares of the Company represented by this Proxy shall be voted as follows:

1.	☐ VOTE FOR	VOTE AGAINST ☐

The adoption, with or without variation, a consolidation resolution approving an amendment to the Company’s articles of incorporation to consolidate all of the issued and outstanding common shares on the basis of one (1) post-consolidation share for every two (2) to ten (10) pre-consolidation shares, the full text of which is set forth in the Schedule A of the attached management information circular (the “Circular”);

2.
At the discretion of the said proxy holder, to vote upon any amendment or variation of the above matter specified in the notice of Meeting attached to the Circular or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED IN ACCORDANCE WITH THE DIRECTIONS INDICATED ABOVE.  WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED IN FAVOUR OF THE ABOVE-MENTIONED MATTER.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO THE NOMINEE TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS/HER JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT NOMINEES ABOVE.

A proxy will not be valid unless a completed, signed and dated form of proxy is delivered to the Company, or its agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than the last business day preceding the meeting or any adjournment or postponement thereof.

NOTE:

1.           A person appointed as proxy holder to represent a shareholder need not be a shareholder of the Company.

2.           If the shareholder is a corporation, a duly authorized officer or attorney thereof must execute this proxy.

3.           The undersigned hereby revokes any prior proxy or proxies.

DATED this ______ day of __________________________, 2009.

Name of Shareholder (Please Print)	Signature of Shareholder